EXHIBIT 2

COLLIERS INTERNATIONAL

GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2017

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of Colliers International Group Inc. (“Colliers” or the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit & Risk Committee consisting of four independent directors. The Audit & Risk Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit & Risk Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded ten individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2017. The total assets and total revenues of the ten majority-owned entities represent 5.4% and 9.5%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2017.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2017, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Jay S. Hennick Chairman and Chief Executive Officer	/s/ John B. Friedrichsen Chief Financial Officer

February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Colliers International Group Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Colliers International Group Inc. and its subsidiaries (the Company) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of earnings, consolidated statements of comprehensive earnings (loss), consolidated statements of shareholders’ equity and consolidated statements of cash flows for each of the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the entity as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded ten entities from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in business combinations during 2017. We have also excluded these entities from our audit of internal control over financial reporting. Total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 5.4 % and 9.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 28, 2018

We have served as the Company’s auditor since 1995.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of US dollars, except per share amounts)

Years ended December 31	2017	2016

Revenues	$2,275,362	$1,896,724

Cost of revenues (exclusive of depreciation and amortization shown below)	1,427,281	1,179,773
Selling, general and administrative expenses	613,335	522,295
Depreciation	26,334	23,631
Amortization of intangible assets	26,658	21,293
Acquisition-related items (note 4)	14,927	3,559
Operating earnings	166,827	146,173

Interest expense, net	11,895	9,190
Other income, net (note 5)	(500)	(2,417)
Earnings before income tax	155,432	139,400
Income tax (note 15)	63,300	47,829
Net earnings	92,132	91,571

Non-controlling interest share of earnings	20,236	20,085
Non-controlling interest redemption increment (note 12)	22,583	3,521

Net earnings attributable to Company	$49,313	$67,965

Net earnings per common share (note 17)
Basic	$1.27	$1.76
Diluted	$1.25	$1.75

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(in thousands of US dollars)

Years ended December 31	2017	2016

Net earnings	$92,132	$91,571

Foreign currency translation gain (loss)	16,382	(4,337)
Unrealized gain on interest swaps, net of tax	552	-
Pension liability adjustments, net of tax	1,125	(1,690)
Comprehensive earnings	110,191	85,544

Less: Comprehensive earnings attributable to non-controlling shareholders	26,437	25,283

Comprehensive earnings attributable to Company	$83,754	$60,261

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2017	2016
Assets
Current assets
Cash and cash equivalents	$108,523	$113,148
Accounts receivable, net of allowance of $28,709 (December 31, 2016 - $23,431)	383,385	311,020
Unbilled revenues	41,370	36,588
Income tax recoverable	13,815	8,482
Prepaid expenses and other current assets	54,741	37,084
	601,834	506,322

Other receivables	10,136	10,203
Other assets (note 6)	55,496	38,657
Fixed assets (note 7)	83,899	65,274
Deferred income tax, net (note 15)	52,394	82,252
Intangible assets (note 8)	183,036	139,557
Goodwill (note 9)	455,130	348,006
	840,091	683,949
	$1,441,925	$1,190,271

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$102,514	$83,617
Accrued liabilities (note 10)	516,099	399,759
Income tax payable	21,414	15,940
Unearned revenues	11,919	4,066
Long-term debt - current (note 11)	2,426	1,961
Contingent acquisition consideration - current (note 19)	18,657	4,884
	673,029	510,227

Long-term debt - non-current (note 11)	247,467	260,537
Contingent acquisition consideration (note 19)	31,643	27,382
Deferred rent	24,469	21,241
Other liabilities	11,792	8,986
Deferred income tax, net (note 15)	18,579	14,582
	333,950	332,728
Redeemable non-controlling interests (note 12)	145,489	134,803

Shareholders' equity
Common shares (note 13)	406,984	399,774
Contributed surplus	50,219	51,540
Deficit	(128,411)	(174,311)
Accumulated other comprehensive loss	(43,354)	(71,273)
Total Company shareholders' equity	285,438	205,730

Non-controlling interests	4,019	6,783
Total shareholders' equity	289,457	212,513
	$1,441,925	$1,190,271

Commitments and contingencies (notes 13, 20 and 24)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

/s/Peter F. Cohen	/s/Jay S. Hennick
Director	Director

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	earnings (loss)	interests	equity

Balance, December 31, 2015	38,504,311	396,066	47,603	(238,411)	(63,569)	7,804	149,493

Net earnings	-	-	-	91,571	-	-	91,571
Pension liability adjustment, net of tax	-	-	-	-	(1,690)	-	(1,690)
Other comprehensive loss	-	-	-	-	(4,337)	-	(4,337)
Other comprehensive loss attributable to NCI	-	-	-	-	(1,677)	(331)	(2,008)
NCI share of earnings	-	-	-	(20,085)	-	4,142	(15,943)
NCI redemption increment	-	-	-	(3,521)	-	-	(3,521)
Distributions to NCI	-	-	-	-	-	(4,643)	(4,643)
Acquisitions of businesses, net	-	-	-	-	-	(189)	(189)

Subsidiaries’ equity transactions	-	-	1,507	-	-	-	1,507

Subordinate Voting Shares:
Stock option expense	-	-	3,279	-	-	-	3,279
Stock options exercised	144,150	3,708	(849)	-	-	-	2,859
Dividends	-	-	-	(3,865)	-	-	(3,865)

Balance, December 31, 2016	38,648,461	$399,774	$51,540	$(174,311)	$(71,273)	$6,783	$212,513

Cumulative effect adjustment:
Tax benefit on stock-based compensation (note 23)	-	-	-	476	-	-	476

Net earnings	-	-	-	92,132	-	-	92,132
Pension liability adjustment, net of tax	-	-	-	-	1,125	-	1,125
Foreign currency translation gain	-	-	-	-	16,382	-	16,382
Unrealized gain on interest rate swaps	-	-	-	-	552	-	552
Other comprehensive earnings attributable to NCI	-	-	-	-	9,860	171	10,031
NCI share of earnings (loss)	-	-	-	(20,236)	-	3,739	(16,497)
NCI redemption increment	-	-	-	(22,583)	-	-	(22,583)
Distributions to NCI	-	-	-	-	-	(5,587)	(5,587)
Acquisition of businesses, net	-	-	-	-	-	(1,087)	(1,087)

Subsidiaries’ equity transactions	-	-	(4,176)	-	-	-	(4,176)

Subordinate Voting Shares:
Stock option expense	-	-	4,425	-	-	-	4,425
Stock options exercised	285,700	7,210	(1,570)	-	-	-	5,640
Dividends	-	-	-	(3,889)	-	-	(3,889)
Balance, December 31, 2017	38,934,161	$406,984	$50,219	$(128,411)	$(43,354)	$4,019	$289,457

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$92,132	$91,571

Items not affecting cash:
Depreciation and amortization	52,992	44,924
Deferred income tax	19,723	9,998
Earnings from equity method investments	(923)	(894)
Stock option expense	4,425	3,279
Allowance for uncollectible accounts	4,695	4,783
Amortization of advisor loans	14,353	8,020
Other	9,828	(308)

Net changes from operating assets / liabilities
Accounts receivable	(40,045)	(16,737)
Unbilled revenues	(1,824)	(16,479)
Prepaid expenses and other current assets	(2,888)	3,010
Accounts payable	9,238	6,228
Accrued liabilities	49,865	16,508
Income tax payable	(985)	419
Unearned revenues	6,654	(945)
Other liabilities	2,097	3,476
Contingent acquisition consideration paid	(6,487)	(591)
Net cash provided by operating activities	212,850	156,262

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(58,674)	(82,073)
Purchases of fixed assets	(39,472)	(25,046)
Advisor loans issued	(38,266)	(26,059)
Other investing activities	(4,835)	(511)
Net cash used in investing activities	(141,247)	(133,689)

Financing activities
Increase in long-term debt	314,925	218,056
Repayment of long-term debt	(336,514)	(201,103)
Purchases of subsidiary shares from NCI	(40,915)	(14,074)
Sale of interests in subsidiaries to non-controlling interests	3,937	800
Contingent acquisition consideration paid	(4,700)	(1,427)
Proceeds received on exercise of stock options	5,640	2,859
Dividends paid to common shareholders	(3,875)	(3,471)
Distributions paid to non-controlling interests	(20,797)	(16,495)
Financing fees paid	(1,634)	-
Net cash used in financing activities	(83,933)	(14,855)

Effect of exchange rate changes on cash	7,705	(10,720)

Decrease in cash and cash equivalents	(4,625)	(3,002)

Cash and cash equivalents, beginning of year	113,148	116,150

Cash and cash equivalents, end of year	$108,523	$113,148

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 35 countries around the world (69 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the recoverability of deferred income tax assets, timing of revenue recognition, recoverability of goodwill and intangible assets, determination of fair values of assets acquired and liabilities assumed in business combinations, estimated fair value of contingent consideration related to acquisitions, quantification of uncertain tax positions and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Unbilled revenues

Unbilled revenues relate to real estate project management and workplace solutions engagements in process and are accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Investments in securities

The Company classifies investments in securities under the caption “other assets”. Investments in equity securities are accounted for using the equity method or cost method. The equity method is utilized where the Company has the ability to exercise significant influence on the investee. Realized gains or losses and equity earnings or losses are recorded in other (income) expense. Equity securities, including marketable equity securities as well as those accounted for under the equity method and cost method, are regularly reviewed for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value and the duration of the market decline, the Company’s intent and ability to hold until forecasted recovery, and the financial health and near term prospects for the issuer. Other-than-temporary impairment losses on equity securities are recorded in earnings.

Financial instruments and derivatives

Derivative financial instruments are recorded on the consolidated balance sheets as other assets or other liabilities and carried at fair value. From time to time, the Company may use interest rate swaps to hedge a portion of its interest rate exposure on long-term debt. Hedge accounting is applied and swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in interest expense. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings and the unrealized gain or loss is recognized in other comprehensive income. If swaps are terminated and the underlying item is not, the resulting gain or loss is deferred and recognized over the remaining life of the underlying item using the effective interest method. In addition, the Company may enter into short-term foreign exchange contracts to lower its cost of borrowing, to which hedge accounting is not applied.

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the revolving credit facility are deferred and amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Trademarks and trade names	straight-line over 2 to 10 years
Management contracts and other	straight-line over life of contract ranging from 2 to 10 years
Brokerage backlog	as underlying brokerage transactions are completed

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using discounted expected future cash flows.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has three reporting units determined with reference to geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a two-step goodwill impairment test is performed. In the first step, the reporting unit’s carrying amount, including goodwill, is compared to the estimated fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. The fair value measurement is classified within Level 3 of the fair value hierarchy. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Certain assumptions are used to determine the fair value of the reporting units, the most sensitive of which are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

(a) Real estate brokerage operations

Commission revenues from real estate leasing transactions are recognized once performance obligations under the commission arrangement are satisfied. Terms and conditions of a commission arrangement may include execution of the lease agreement and satisfaction of future contingencies such as tenant occupancy. In most cases, a portion of the commission is earned upon execution of the lease agreement, with the remaining portion contingent on a future event, typically tenant occupancy; revenue recognition for the remaining portion is deferred until all contingencies are satisfied.

Commission revenues from sales brokerage transactions are recognized at the time the service has been provided and the commission becomes legally due, except when future contingencies exist. In most cases, close of escrow or transfer of title is a future contingency, and accordingly, revenue recognition is deferred until this contingency is satisfied.

(b) Service operations other than real estate brokerage operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to real estate project management and workplace solutions engagements in process, are recognized on the percentage of completion method, in the ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award adjusted for expected forfeitures. The related stock option compensation expense is allocated using the graded attribution method.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Pension plan

The Company’s defined benefit pension plan obligation is remeasured annually as of December 31 based on the present value of projected future benefit payments for all participants for services rendered.

The pension plan is funded. The benefit obligation and related funded status are determined using assumptions as of the end of each year.

The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return is based on the fair value of plan assets. The projected benefit obligation is discounted using the market interest rate as at the measurement date.

Pension expense for the pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, and other costs. Actuarial gains and losses related to the change in the over-funded or under-funded status of the pension plan are recognized in other comprehensive income.

Business combinations

All business combinations are accounted for using the acquisition method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings. However, if the contingent consideration includes an element of compensation to the vendors (i.e. it is tied to continuing employment or it is not linked to the business valuation), then the portion of contingent consideration related to such element is treated as compensation expense over the expected employment period.

3.	Acquisitions

2017 acquisitions:

The Company acquired controlling interests in ten businesses, seven operating in the Americas (Northern California & Nevada; Michigan; Minnesota; Washington, DC; Georgia; Ontario and Mexico), two operating in EMEA (United Kingdom; Denmark), and one operating in Asia Pacific (Australia). The Northern California & Nevada acquisition, which comprises lease brokerage and sales brokerage operations, was completed on January 3, 2017. The other nine acquisitions expand Colliers’ geographic presence in these markets in all three existing services lines. These acquisitions were accounted for by the acquisition method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their closing dates.

Details of these acquisitions are as follows:

	Northern California
	& Nevada	Other	Aggregate
	Acquisition	Acquisitions	Acquisitions

Current assets, excluding cash	$8,503	$5,420	$13,923
Non-current assets	2,268	1,117	3,385
Current liabilities	(38,481)	(10,463)	(48,944)
Long-term liabilities	(10,600)	(3,084)	(13,684)
Redeemable non-controlling interest	-	(16,258)	(16,258)
	$(38,310)	$(23,268)	$(61,578)

Cash consideration, net of cash acquired of $41,989	(22,696)	(35,978)	(58,674)
Acquisition date fair value of contingent consideration	(10,412)	(9,135)	(19,547)
Total purchase consideration	$(33,108)	$(45,113)	$(78,221)

Acquired intangible assets	$28,800	$32,428	$61,228
Goodwill	$42,618	$35,953	$78,571

2016 acquisitions:

The Company acquired controlling interests in ten businesses. Acquisitions included controlling interests in regional firms in the US, Canada, UK, Netherlands and France expanding Colliers’ geographic presence in these markets.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Current assets, excluding cash	$16,643
Non-current assets	3,719
Current liabilities	(18,556)
Long-term liabilities	(4,207)
Non-controlling interests	(25)
$(2,426)

Cash consideration, net of cash acquired of $10,067	(82,073)
Acquisition date fair value of contingent consideration	(12,056)
Total purchase consideration	$(94,129)

Acquired intangible assets	$43,602
Goodwill	$52,954

Acquisition-related transaction costs for the year ended December 31, 2017 totaled $6,247 (2016 - $2,794) and were recorded as expense under the caption “acquisition-related items”.

In all years presented, the fair values of non-controlling interests were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2017, goodwill in the amount of $17,531 is deductible for income tax purposes (2016 - $18,837).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, under purchase accounting contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2017 was $50,300 (see note 19). Contingent consideration with a compensatory element is recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2017 was $8,320. The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $77,745 to a maximum of $91,464. These contingencies will expire during the period extending to January 2022. During the year ended December 31, 2017, $11,187 was paid with reference to such contingent consideration (2016 - $2,018).

The consideration for the acquisitions during the year ended December 31, 2017 was financed from borrowings on the Company’s revolving credit facility and cash on hand.

The amounts of revenues and earnings contributed from the dates of acquisition and included in the Company’s consolidated results for the year ended December 31, 2017, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition dates been January 1, 2016, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2017	$215,174	$7,377
Supplemental pro forma for 2017 (unaudited)	2,299,891	93,145
Supplemental pro forma for 2016 (unaudited)	2,150,685	100,105

Supplemental pro forma results were adjusted for non-recurring items.

4.	Acquisition-related items

Acquisition-related expense (income) comprises the following:

	2017	2016

Transaction costs	$6,247	$2,794
Contingent consideration fair value adjustments	1,054	(4,591)
Contingent consideration compensation expense	7,626	5,356
	$14,927	$3,559

Contingent consideration compensation expense and contingent consideration fair value adjustments relate to acquisitions made in the current year as well as the preceding four years.

5.	Other income

	2017	2016

Loss (gain) on investments	$309	$(1,060)
Equity earnings from non-consolidated	(923)	(894)
Other	114	(463)
	$(500)	$(2,417)

6.	Other assets

	December 31, 2017	December 31, 2016

Advisor loans receivable	$44,978	$28,477
Equity and cost method investments	5,756	7,028
Financing fees, net of accumulated amortization of $1,672 (December 31, 2016 - $947)	2,953	2,044
Interest rate swap asset	751	-
Other	1,059	1,108

	$55,496	$38,657

7.	Fixed assets

December 31, 2017	Cost	Accumulated depreciation	Net

Buildings	$2,425	$906	$1,519
Vehicles	1,952	1,093	859
Furniture and equipment	52,912	35,825	17,087
Computer equipment and software	106,500	77,822	28,678
Leasehold improvements	69,848	34,092	35,756
	$233,637	$149,738	$83,899

December 31, 2016	Cost	Accumulated depreciation	Net

Buildings	$1,483	$805	$678
Vehicles	1,500	886	614
Furniture and equipment	42,753	29,659	13,094
Computer equipment and software	86,333	62,878	23,455
Leasehold improvements	57,696	30,263	27,433
	$189,765	$124,491	$65,274

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $5,812 (2016 - $4,739) and net book value of $1,913 (2016 - $1,827).

8.	Intangible assets

December 31, 2017	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$219,986	$74,897	$145,089
Franchise rights	5,703	4,156	1,547
Trademarks and trade names:
Indefinite life	24,121	-	24,121
Finite life	2,776	1,865	911
Management contracts and other	17,733	6,572	11,161
Brokerage backlog	310	103	207
	$270,629	$87,593	$183,036

December 31, 2016	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$168,998	$64,397	$104,601
Franchise rights	5,301	3,478	1,823
Trademarks and trade names:
Indefinite life	23,604	-	23,604
Finite life	2,993	1,484	1,509
Management contracts and other	13,586	5,566	8,020
	$214,482	$74,925	$139,557

During the year ended December 31, 2017, the Company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$53,528	10.0
Trademarks and trade names - finite life	460	2.0
Brokerage backlog	2,708	0.3
Other	4,532	7.6

	$61,228	9.3

The following is the estimated annual expense for amortization of the recorded intangible assets for each of the next five years ending December 31:

2018	$24,451
2019	22,369
2020	20,842
2021	18,980
2022	18,288

9.	Goodwill

	Americas	EMEA	Asia Pacific	Consolidated

Balance, December 31, 2015	$106,797	154,356	44,527	305,680
Goodwill acquired during the year	19,665	33,289	-	52,954
Other items	(603)	(266)	-	(869)
Foreign exchange	558	(10,236)	(81)	(9,759)
Balance, December 31, 2016	126,417	177,143	44,446	348,006
Goodwill acquired during the year	62,938	13,672	1,961	78,571
Other items	1,175	-	-	1,175
Foreign exchange	48	24,071	3,259	27,378
Balance, December 31, 2017	190,578	214,886	49,666	455,130
Goodwill	216,849	218,198	49,666	484,713
Accumulated impairment loss	(26,271)	(3,312)	-	(29,583)
	$190,578	$214,886	$49,666	$455,130

A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. No goodwill impairments were identified in 2017 or 2016. The accumulated impairment loss reflects a goodwill impairment incurred in 2009.

10.	Components of accrued liabilities

	December 31, 2017	December 31, 2016

Accrued payroll, commission and benefits	$365,709	$267,715
Accrued project management costs	47,866	41,499
Value added tax payable	25,730	24,605
Customer advances	12,926	10,432
Accrued contract costs (overbillings)	12,891	16,713
Other	50,977	38,795

	$516,099	$399,759

11.	Long-term debt

	December 31, 2017	December 31, 2016

Revolving credit facility	$246,411	$259,081
Capital leases maturing at various dates through 2021	1,991	1,868
Other long-term debt maturing at various dates up to 2020	1,491	1,549
	249,893	262,498
Less: current portion	2,426	1,961

Long-term debt - non-current	$247,467	$260,537

On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $700,000. The Facility has a 5-year term ending January 18, 2022 and bears interest floating reference rates plus an applicable margin of 1.50% to 2.75%, depending on certain leverage ratios. The weighted average interest rate on the Facility for 2017 was 2.9% (2016 - 2.4%). The Facility had $444,711 of available un-drawn credit as at December 31, 2017. As of December 31, 2017, letters of credit in the amount of $10,307 were outstanding ($12,073 as at December 31, 2016). The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of December 31, 2017. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2017 was 3.1% (2016 - 2.8%). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2018	$2,426
2019	900
2020	142
2021	14
2022 and thereafter	246,411

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2017	2016

Balance, January 1	$134,803	$139,592
RNCI share of earnings	16,497	15,943
RNCI redemption increment	22,583	3,521
Distributions paid to RNCI	(12,870)	(14,428)
Purchases of interests from RNCI, net	(31,782)	(9,825)
RNCI recognized on business acquisitions	16,258	-
Balance, December 31	$145,489	$134,803

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of December 31, 2017 was $129,087 (2016 - $126,007). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at December 31, 2017, approximately 2,100,000 such shares would be issued. The pro forma annual impact of such a settlement would be an increase of approximately $0.88 to diluted earnings per share.

13.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares, issuable in series;

An unlimited number of Subordinate Voting Shares having one vote per share; and

An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2016	37,322,767	399,401	1,325,694	373	38,648,461	399,774
Balance, December 31, 2017	37,608,467	406,611	1,325,694	373	38,934,161	406,984

During the year ended December 31, 2017, the Company declared dividends on its Common Shares of $0.10 per share (2016 - $0.10).

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the CEO’s family, their holding companies and trusts. The agreement provides for the CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on December 31, 2017, the amount required to be paid to the CEO, based on a market price of C$75.87 per Subordinate Voting Share, would be US$230,185.

14.	Stock-based compensation

The Company has a stock option plan for certain officers, directors and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at December 31, 2017, there were 544,625 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the years ended December 31, 2017 and 2016 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options - December 31, 2015	1,440,500	$28.65
Granted	395,000	32.94
Exercised	(144,150)	19.83
Forfeited	(88,500)	32.14
Shares issuable under options - December 31, 2016	1,602,850	$30.31
Granted	450,000	46.21
Exercised	(285,700)	19.74
Forfeited	(13,875)	40.10
Shares issuable under options - December 31, 2017	1,753,275	$36.03	2.7	$42,631
Options exercisable - End of year	644,450	$31.77	2.0	$18,418

The Company incurred stock-based compensation expense related to these awards of $4,425 during the year ended December 31, 2017 (2016 - $3,279).

As at December 31, 2017, the range of option exercise prices was $18.18 to $59.30 per share. Also as at December 31, 2017, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $42,631 and 2.7 years, respectively.

The following table summarizes information about option exercises during years ended December 31, 2017 and 2016:

	2017	2016

Number of options exercised	285,700	144,150

Aggregate fair value	$14,213	$5,222
Intrinsic value	8,572	2,364
Amount of cash received	5,641	2,858

Tax benefit recognized	$102	$-

As at December 31, 2017, there was $4,705 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next four years. During the year ended December 31, 2017, the fair value of options vested was $3,422 (2016 - $2,998).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

	2017	2016

Risk free rate	1.5%	1.1%
Expected life in years	4.75	4.75
Expected volatility	28.9%	33.0%
Dividend yield	0.2%	0.3%

Weighted average fair value per option granted	$12.36	$9.64

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

15.	Income tax

The following is a reconciliation stated as a percentage of pre-tax earnings of the Ontario, Canada combined statutory corporate income tax rate to the Company’s effective tax rate:

	2017	2016

Combined statutory rate	26.5%	26.5%
Nondeductible expenses	2.1	2.4
Tax effect of flow through entities	(1.1)	(1.1)
Impact of changes in foreign exchange rates	0.5	-
Adjustments to tax liabilities for prior periods	0.9	(0.4)
Effects of changes in enacted US federal tax rate	8.6	-
Changes in liability for unrecognized tax benefits	(0.4)	(0.6)
Stock-based compensation	0.6	0.5
Foreign, state, and provincial tax rate differential	2.5	4.4
Other taxes	0.7	1.4
Change in valuation allowance	(0.9)	0.3
Outside basis difference in investments	1.0	0.5
Other	(0.3)	0.4
Effective income tax rate	40.7%	34.3%

On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States, establishing new tax laws that will affect 2018 and future years, including a reduction of the US federal corporate income tax rate from 35% to 21%. As a result of the enacted reduction in the federal corporate income tax rate, the Company’s net deferred income tax assets have been re-measured as of December 31, 2017. The re-measurement resulted in incremental income tax expense of $13,325 for the year ended December 31, 2017 and a corresponding reduction in net deferred income tax assets.

Earnings before income tax by jurisdiction comprise the following:

	2017	2016

Canada	$21,567	$23,309
United States	32,178	40,435
Foreign	101,687	75,656
Total	$155,432	$139,400

Income tax expense (recovery) comprises the following:

	2017	2016

Current
Canada	$4,031	$5,091
United States	3,235	2,090
Foreign	36,310	30,650
	43,576	37,831

Deferred
Canada	3,125	2,278
United States	21,812	12,753
Foreign	(5,213)	(5,033)
	19,724	9,998

Total	$63,300	$47,829

The significant components of deferred income tax are as follows:

	2017	2016

Loss carry-forwards and other credits	$37,869	$56,822
Expenses not currently deductible	22,830	22,525
Stock-based compensation	525	474
Investments	11,956	17,303
Provision for doubtful accounts	4,221	4,990
Financing fees	162	376
Net unrealized foreign exchange losses	(634)	(399)
Depreciation and amortization	(32,035)	(21,713)
Less: valuation allowance	(11,079)	(12,707)
Net deferred income tax asset	$33,815	$67,671

As at December 31, 2017, the Company believes that it is ‘more likely than not’ that the net deferred tax assets of $33,815 will be realized based upon projected future earnings, consideration of net operating loss (“NOL”) limitations, earnings trends, and tax planning strategies. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if projections of future earnings are reduced.

The Company has gross NOL carry-forward balances as follows:

	Gross loss carry forward		Gross losses not recognized		Net
	2017	2016	2017	2016	2017	2016

Canada	$30,904	$37,428	$24	$153	$30,880	$37,275
United States	47,720	85,550	915	4,100	46,805	81,450
Foreign	50,512	45,988	30,705	31,543	19,807	14,445

The Company has gross capital loss carry-forwards as follows:

	Gross loss carry forward		Gross losses not recognized		Net
	2017	2016	2017	2016	2017	2016

Canada	$1,881	$183	$1,567	$108	$314	$75
United States	1,671	54	1,671	-	-	54
Foreign	7,139	6,521	7,139	6,521	-	-

These amounts above are available to reduce future, federal, state, and provincial income taxes in their respective jurisdictions. NOL carry-forward balances attributable to Canada begin to expire in 2033. NOL carry-forward balances attributable to the United States begin to expire in 2031. Foreign NOL carry-forward balances begin to expire in 2019. The utilization of NOLs may be subject to certain limitations under federal, provincial, state or foreign tax laws.

Cumulative unremitted foreign earnings of the US subsidiaries is nil (2016 - nil). Cumulative unremitted foreign earnings of international subsidiaries of the Company approximated $42,709 as at December 31, 2017 (2016 - $21,886). The Company has not provided a deferred tax liability on the unremitted foreign earnings as it is management’s intent to permanently reinvest such earnings outside of Canada. In addition, any repatriation of such earnings would not be subject to significant Canadian or foreign taxes.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

	2017	2016

Balance, January 1	$2,292	$2,519
Gross increases for tax positions of current period	-	111
Gross increases for tax positions of prior periods	18	41
Amount recognized on acquisitions	-	613
Reduction for lapses in applicable statutes of limitations	(628)	(1,031)
Foreign currency translation	176	39

Balance, December 31	$1,858	$2,292

Of the $1,858 (2016 - $2,292) in gross unrecognized tax benefits, $1,858 (2016 - $2,292) would affect the Company’s effective tax rate if recognized. For the year-ended December 31, 2017, additional interest and penalties of $18 related to uncertain tax positions was accrued (2016 - $234). The Company reversed $155 of accrued interest and penalties related to positions lapsed in applicable statute of limitations in 2017 (2016 - $58). As at December 3, 2017, the Company had accrued $213 (2016 - $350) for potential income tax related interest and penalties.

Within the next twelve months, the Company believes it is reasonably possible that $550 of unrecognized tax benefits associated with uncertain tax positions may be reduced due to lapses in statutes of limitations.

The Company files tax returns in Canada, United States and multiple foreign jurisdictions. The number of years with open tax audits varies depending on the tax jurisdiction. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for four to seven years and income tax returns filed with the United States Internal Revenue Service and related states are open for three to five years. Tax returns in the significant foreign jurisdictions that the company conducts business in are generally open for four years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

16.	Pension plan

The Company has one defined benefit pension plan (the “Plan”), which was assumed in connection with a business acquired during 2016. The Plan covers eligible employees in the Netherlands and provides old age, survivor, orphan and disability benefits. Effective December 31, 2016, enrollment in the Plan was frozen and no additional employees are entitled to join the Plan. The Plan is covered by an insurance contract which limits the Company’s exposure to returns below a fixed discount rate.

The following table details the net periodic pension cost of the Plan:

	2017	2016

Gross employer service cost	$1,501	$1,378
Plan participant contributions	(308)	(336)
Interest cost on service cost	27	34
Employer's service cost	1,220	1,076
Interest cost	701	794
Expected net return on plan assets	(640)	(787)
Other costs	166	168
Total employer's pension expense	$1,447	$1,251

The following tables provide reconciliations of projected benefit obligations and plan assets (the net of which represent the Company’s funded status), as well as the funded status, of the Plan.

Change in benefit obligation:	2017	2016

Projected benefit obligation - January 1	$36,659	$31,421
Current service cost	1,220	1,076
Plan participant / third party contributions	308	336
Interest cost	701	794
Benefits paid	(495)	(438)
Curtailment	(125)	-
Foreign exchange	5,204	(969)
Expected projected benefit obligation, December 31	43,473	32,220
Actuarial (gain)/ loss, net of foreign exchange	(1,105)	4,438
Projected benefit obligation - December 31	$42,368	$36,659

Change in plan assets:	2017	2016

Fair value of plan assets - January 1	$33,016	$30,627
Expected net return on plan assets	640	787
Contributions
Employer	609	603
Plan participants	308	336
Benefits paid	(495)	(438)
Other costs	(72)	(168)
Foreign exchange	4,658	(916)
Expected fair value of plan assets - December 31	38,664	30,831
Actuarial gain, net of foreign exchange	149	2,185
Fair value of plan assets - December 31	$38,813	$33,016

Defined benefit pension plan amounts recorded in the Consolidated Balance Sheet are shown in the table below:

	December 31, 2017	December 31, 2016

Present value of accumulated benefit obligation	$(40,142)	$(34,934)
Effect of future compensation increases	(2,226)	(1,724)
Present value of projected benefit obligation	(42,368)	(36,659)
Fair value of plan assets	38,813	33,016
Net liability for pension benefits	$(3,555)	$(3,643)

The following table details the amount recognized in other comprehensive income:

	2017	2016

Actuarial (gain)/loss on remeasurement of projected benefit obligation	$(1,038)	$4,654
Actuarial (gain)/loss on remeasurement of fair value of assets	(234)	(2,292)
Actuarial (gain)/loss on curtailment of benefits from reorganization	(125)	-
Total (gain)/loss recognized in other comprehensive income	$(1,397)	$2,362

The assumptions used in developing the projected benefit obligation as of December 31 are as follows:

	2017	2016
Discount rate used in determining present values	1.8%	1.8%
Annual increase in future compensation levels	2.0%	2.0%

The assumptions used in determining net periodic cost for the period ended December 31 are as follows:

	2017	2016
Discount rate used in determining present values	1.8%	1.8%
Annual increase in future compensation levels	2.0%	2.0%
Expected long-term rate of return on assets	1.8%	1.8%

The discount rate assumption used for the Plan was derived from the expected yield of Euro-denominated “AA”-rated corporate bonds with durations consistent with the liabilities of the Plan.

The expected long-term rate of return on assets is based on the current level of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

For the period ended December 31, 2017 the actual return on assets was $781 (2016 - $3,079) composed of an expected return on assets of $640 (2016 - $787) and an actuarial gain of $140 (2016 – $2,292).

Plan assets measured at fair value and cash are presented in the following table with the overall allocation of assets.

	December 31,	Fair value measurements
	2017	Level 1	Level 2	Level 3

Equity type investments	$3,351	$3,351	$-	$-
Fixed interest type investments:
Government bonds	32,906	32,906	-	-
Cash	102	102	-	-
Other	2,453	-	-	2,453
Total	$38,813	$36,360	$-	$2,453

The Plan’s assets are invested with a third party insurance company in the Netherlands that insures the performance of Plan assets. The valuation of the insurance asset is included in the “Other” category in the table above.

The Company expects the following pension benefit payments over the next 10 years:

Year ended December 31
2018	$606
2019	692
2020	722
2021	760
2022	835
2023 - 2027	5,158

17.	Net earnings per common share

Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator if the numerator is in a loss position. The following table reconciles the denominator used to calculate earnings per common share:

	2017	2016

Shares issued and outstanding at beginning of period	38,648,461	38,504,311
Weighted average number of shares:
Issued during the period	181,523	91,754
Weighted average number of shares used in computing basic earnings per share	38,829,984	38,596,065
Assumed exercise of stock options acquired under the Treasury Stock Method	477,870	271,771
Number of shares used in computing diluted earnings per share	39,307,854	38,867,836

18.	Other supplemental information

	2017	2016

Cash payments made during the period
Income taxes, net of refunds	$43,374	$36,349
Interest	11,168	7,980

Non-cash financing activities
Increases in capital lease obligations	$123	$988
Dividends declared but not paid	1,947	1,932

Other expenses
Rent expense	$65,982	$57,850

19.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable, unbilled revenues, other receivables and advisor loans receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across different service lines in various countries.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than US dollars. A significant portion of revenue is generated by the Company’s Canadian, Australian, UK and Euro currency operations. The Company’s head office expenses are incurred primarily in Canadian dollars which are hedged by Canadian dollar denominated revenue.

Fluctuations in foreign currencies impact the amount of total assets and liabilities that are reported for foreign subsidiaries upon the translation of these amounts into US dollars. In particular, the amount of cash, working capital, goodwill and intangibles held by these subsidiaries is subject to translation variance caused by changes in foreign currency exchange rates as of the end of each respective reporting period (the offset to which is recorded to accumulated other comprehensive income on the consolidated balance sheets).

Interest rate risk

The Company utilizes an interest rate risk management strategy that may use interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The term of the swaps match the maturity of the underlying Facility, with a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2017:

	Carrying value at	Fair value measurements
	December 31, 2017	Level 1	Level 2	Level 3

Contingent consideration liability	$50,300	$-	$-	$50,300
Interest rate swap asset	751	-	751	-

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3% to 10.5%, with a weighted average of 9.5%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.5% and 10.5% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,100. Changes in the fair value of the contingent consideration liability comprises the following:

	2017	2016
Balance, January 1	$32,266	$29,119
Amounts recognized on acquisitions	21,477	12,056
Fair value adjustments (note 4)	1,054	(4,591)
Resolved and settled in cash	(6,169)	(1,434)
Other	1,672	(2,884)
Balance, December 31	$50,300	$32,266

Less: current portion	$18,657	$4,884
Non-current portion	$31,643	$27,382

The carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The following are estimates of the fair values for other financial instruments:

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$10,136	$10,136	$10,203	$10,203
Advisor loans receivable	44,978	44,978	28,477	28,477
Long-term debt (Non-current)	247,467	247,467	260,537	260,537

Other receivables include notes receivable from non-controlling shareholders, accounts receivable from customers with terms of greater than one year and non-current income tax recoverable.

20.	Commitments and contingencies

(a)  Lease commitments

Minimum operating lease payments are as follows:

Year ended December 31
2018	$81,727
2019	69,389
2020	58,273
2021	46,076
2022	36,685
Thereafter	64,009
$356,159

(b)  Purchase commitments

Minimum contractual purchase commitments are as follows:

Year ended December 31
2018	$5,418
2019	1,273
$6,691

(c) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

21.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with minority shareholders of certain subsidiaries and other related parties. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues and rental income for the Company. The recorded amount of the rent expense for the year ended December 31, 2017 was $356 (2016 - $643). The recorded amount of the property management revenues and rental income for year ended December 31, 2017 was $635 (2016 - $1,059). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of one to three years.

As at December 31, 2017, the Company had $8,093 of loans receivable from non-controlling shareholders (2016 - $4,897). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 2.45%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

22.	Segmented information

Operating segments

Colliers has identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed by the chief operating decision maker, which is identified as both the CEO and COO of the Company. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and corporate head office.

Included in segment total assets at December 31, 2017 are investments in subsidiaries accounted for under the equity method or cost method: Americas $3,171 (2016 - $4,753); EMEA $2,578 (2016 - $2,610) and Asia Pacific $7 (2016 - $7). The reportable segment information excludes intersegment transactions.

2017	Americas	EMEA	Asia Pacific	Corporate	Consolidated

Revenues	$1,310,551	$521,284	$441,544	$1,983	$2,275,362
Depreciation and amortization	28,799	16,624	5,914	1,655	52,992
Operating earnings (loss)	86,741	47,920	55,698	(23,532)	166,827
Other income, net					500
Interest expense, net					(11,895)
Income tax expense					(63,300)

Net earnings					$92,132

Total assets	$694,138	$530,728	$221,222	$(4,163)	$1,441,925
Total additions to long-lived assets	138,914	28,773	9,876	5,092	182,655

2016	Americas	EMEA	Asia Pacific	Corporate	Consolidated

Revenues	$1,021,317	$474,868	$399,368	$1,171	$1,896,724
Depreciation and amortization	21,612	15,121	5,479	2,712	44,924
Operating earnings (loss)	85,255	34,275	45,614	(18,971)	146,173
Other income, net					2,417
Interest expense, net					(9,190)
Income tax expense					(47,829)

Net earnings					$91,571

Total assets	$555,758	$443,014	$181,385	$10,114	$1,190,271
Total additions to long-lived assets	50,948	67,325	4,654	1,141	124,068

Geographic information

Revenues in each geographic region are reported by customer locations.

	2017	2016

United States
Revenues	$984,740	$734,488
Total long-lived assets	281,588	178,908

Canada
Revenues	$288,537	$253,529
Total long-lived assets	61,158	52,547

Euro currency countries
Revenues	$261,821	$261,626
Total long-lived assets	191,934	174,932

Australia
Revenues	$245,385	$219,406
Total long-lived assets	50,843	43,808

United Kingdom
Revenues	$166,685	$137,216
Total long-lived assets	75,745	69,565

Other
Revenues	$328,194	$290,459
Total long-lived assets	60,797	33,077

Consolidated
Revenues	$2,275,362	$1,896,724
Total long-lived assets	722,065	552,837

23.	Impact of recently issued accounting standards

Recently adopted accounting guidance

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18,314; (ii) increase non-current deferred income tax assets by $13,806; (iii) reduce current deferred income tax liabilities by $376 and (iv) reduce non-current deferred income tax liabilities by $4,132.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $476 to decrease the deficit and (ii) the forfeiture rate continuing to be estimated.

Recently issued accounting guidance, not yet adopted

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards (“IFRS”). The Company will adopt the Revenue Guidance effective January 1, 2018 using the full retrospective transition method. The Company has assessed each of its revenue streams for the possible impact of the Revenue Guidance and based on the assessment, its application is expected to result in the following:

(i)	Acceleration of revenues that are based, in part, on future contingent events. Lease brokerage revenues in certain countries where the Company operates will be recognized earlier. Under the new guidance, the Company’s performance obligation will typically be satisfied upon lease execution, and therefore revenues that are earned under arrangements that contain future contingent events will be recognized earlier so long as it is not subject to significant risk of reversal. Under existing GAAP, such revenues are deferred until the related contingency (e.g. tenant occupancy) is resolved. This change will result in earlier recognition of revenue, the related cost of revenue and earnings. The Company estimates that the adoption of the standard will result in the recognition of additional revenue of $14,000 with an associated increase to net earnings attributable to Company of $2,000 for the year ended December 31, 2017. Related adjustments to income tax expense, contract assets, deferred income taxes and shareholders’ equity are also expected.

(ii)	An increase in the proportion of reimbursable expenses related to the Company’s property management activities accounted for as revenue on a gross basis. Under the new guidance, principal vs. agent indicators were revised with a focus on control over services provided by third-party service providers. Classification of revenue on a gross basis is expected to result in additional revenue of approximately $146,000 with a corresponding increase in cost of revenue, with no impact on earnings, for the year ended December 31, 2017.

(iii)	Expanded disclosure related to revenue from contracts, particularly surrounding contract assets and liabilities.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s closing date should be classified as cash outflows for investing activities. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU effective January 1, 2018, using prospective application.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which improves the presentation of benefit costs and changes disclosure requirements. The standard is effective for annual or interim period beginning after December 15, 2017, with early adoption permitted. The Company does not believe this guidance will have a material impact on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

24.	Subsequent events

In January 2018, the Company acquired Ovenia Group Oy, a real estate management and services firm with 500 employees headquartered in Helsinki, Finland. In February 2018, the Company acquired a controlling interest in IREA Corporate Finance SL, a real estate advisory firm headquartered in Madrid, Spain. The initial cash consideration for these acquisitions was $82,002. These acquisitions will be accounted for using the acquisition method of accounting for business combinations.